

May 6, 2009

Mr. Robert C. Spindler
Vice President and CFO
The Stephan Co.
1850 West McNab Road
Ft. Lauderdale, FL 33309

      RE: **Form 8-K Item 4.01 filed May 1, 2009**
             File No. 1-4436

Dear Mr. Spindler:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Please direct questions regarding the review of your filings to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant